UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 2, 2013

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated December 2, 2013, announcing STMicroelectronics’ shareholders’ adoption of all resolutions at the 2013 Extraordinary General Meeting.

PR No. C2742C

STMicroelectronics Shareholders Adopt All Resolutions at the
2013 Extraordinary General Meeting

Schiphol, The Netherlands, December 2, 2013 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, announces that all the proposed resolutions were adopted at the Company’s Extraordinary General Meeting of Shareholders (the “EGM”), which was held in Schiphol, The Netherlands, on December 2, 2013.

The resolutions, proposed by the Supervisory Board, were:

•
The distribution, in line with the Distribution Policy of the Company, of a cash dividend of US$0.10 per common share for each of the fourth quarter of 2013 and first quarter of 2014, to be paid in December 2013 and March 2014, respectively, to shareholders of record in the month of each quarterly payment.

The amount of the fourth quarter of 2013 and first quarter of 2014 cash dividend is stable with respect to the previous quarterly dividend distribution and equals a 5.1% annualized yield on the Company’s share price at closing on November 29, 2013 on the NYSE.

The first payment date will be on December 12, 2013 for Euronext Paris and Borsa Italiana and on December 17 for the New York Stock Exchange (For additional details on the dividend payment and ex-dividend dates, please refer to the table below).

•
An amendment of the Articles of Association of the Company authorizing the Supervisory Board, in addition to the General Meeting of Shareholders, to resolve upon the distribution of quarterly dividends from the reserves of the Company.

“Today’s decision by ST’s shareholders, to maintain a quarterly dividend of $0.10 per share, reflects the certainty now on the execution of our exit from ST-Ericsson as well as ST’s confidence on combined future cash flow and solid capital structure.” said STMicroelectronics President and CEO Carlo Bozotti. “The 5.1% yield on the current share price is well deserved by our shareholders who accompanied ST through this year of transition”.

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The complete agenda and all relevant detailed information concerning the EGM, as well as all related EGM materials, are available on the Company’s web site (www.st.com) and have been available to shareholders in compliance with legal requirements.

The draft minutes of the EGM will be posted on the General Meeting of Shareholders page of the Company website at www.st.com within the month of December 2013.

The table below summarizes the schedule for the next quarterly dividends:

Quarter	Ex-dividend Date (globally)	Global Record Date	Payment Date in Europe	NYSE Payment Date	Transfer between New York and Dutch registered shares restricted:
					From End of Business in Europe on:	Until Open of Business in NY on:
Q4 2013	09-Dec-13	11-Dec-13	12-Dec-13	17-Dec-13	09-Dec-13	12-Dec-13
Q1 2014	24-Mar-14	26-Mar-14	27-Mar-14	01-Apr-14	24-Mar-14	27-Mar-14

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2012, the Company’s net revenues were $8.49 billion. Further information on ST can be found at www.st.com.

For further information, please contact:
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
STMicroelectronics
Tel: +33 158 077 785
nelly.dimey@st.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: December 2, 2013	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services